Exhibit 12.1

Limited Brands, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
	January 30, 2010	January 31, 2009	February 2, 2008	February 3, 2007	January 28, 2006
	(in millions)
Earnings:
Income before income taxes, noncontrolling interest and cumulative effect of change in accounting principle	$650	$449	$1,107	$1,096	$958
Fixed charges (excluding capitalized interest)	357	297	268	230	247
Distributions from equity method investments, net of income or loss from equity investees	(5)	102	(3)	6	26

Total earnings	$1,002	$848	$1,372	$1,332	$1,231

Fixed charges:
Portion of minimum rent representative of interest	$118	$115	$117	$128	$153
Interest on indebtedness (including capitalized interest)	238	184	156	106	94

Total fixed charges	$356	$299	$273	$234	$247

Ratio of earnings to fixed charges	2.8	2.8	5.0	5.7	5.0

For the purpose of calculating the ratios of earnings to fixed charges, we calculate earnings by adding fixed charges and distributions from equity method investees, net of income or losses from equity method investees, to pre-tax income from continuing operations before noncontrolling interests in consolidated subsidiaries and cumulative effect of changes in accounting principle. Fixed charges include total interest and a portion of rent expense, which we believe is representative of the interest factor of our rent expense. Interest associated with income tax liabilities is excluded from our calculation.